MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

March 1, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Miranda stakes 120 claims in the Iron Point District

Miranda Gold Corp. is pleased to announce it has staked 120 claims in the Iron Point District in Humboldt County, Nevada (the “AB OVO” claims). The Iron Point District is located on the north end of the Battle Mountain-Eureka Trend at its intersection with the northeast Getchell Trend, approximately 9 ½ miles west-northwest from the Lone Tree Mine and approximately five miles south of the Preble Mine.

Previous drilling in the Iron Point district by Santa Fe Mining, Newcrest Resources and Euro Nevada encountered local, thin 1 to 2 grams (.030-060 oz Au/t) gold intercepts and thicker anomalous gold intercepts. These drill intercepts, associated with a large alteration cell and coincident with trace element anomalies, are indicative of a large Carlin-style system.

The Iron Point district geology includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend. Braided strands of the Getchell fault system are inferred to project south through the Iron Springs District. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clayey, pyritic dikes and sills. USGS mapping suggests a distinctive and repeated pattern of west-northwest and north-northwest inflections and intersections of multiphase dike-filled fault zones that suggest local dilational pull-apart fault blocks. These fault intersections and the edges of intrusive stocks appear to be the favored locus for alteration and metals within the Iron Point District. At both the Pinson and Preble Mines to the north, dike-filled fault zones were often the principal feeder structures for gold-bearing solutions. By analogy, the similar features at Iron Point provide favorable structural targets for gold mineralization. Complex folds and thrusts in the district also are considered favorable for channeling and sealing hydrothermal fluids and for structural preparation respectively. Some of these folds may be fault-propagated within the hanging wall of reactivated reverse-fault zones and thus be spatially associated with underlying potential feeder zones.

Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad zone of intrusive axes and interrelated fault and fold patterns extending west-northwest from the Lone Tree Mine and that other significant gold deposits should occur along this trend, especially where Getchell Trend structures are intersected.

Miranda is continuing its efforts to resolve a robust generative model to predict and test for the location of large gold systems based on a geologic understanding of recent developments in the Cortez Trend. Miranda is utilizing GIS and regional databases to identify additional discrete gold-deposits alignments similar to and parallel to the west-northwest Cortez Trend within the northwest Battle Mountain-Eureka Trend.

Miranda Gold Corp. is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.